Fidelity (logo) Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

February 9, 2009

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Select Portfolios (the trust):
Communications Equipment Portfolio File No. 002-69972

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Communications Equipment Portfolio, a series of the trust in connection with the proposed acquisition by Communications Equipment Portfolio of all of the assets of Networking and Infrastructure Portfolio, another series of the trust and the assumption by Communications Equipment Portfolio of the liabilities of Networking and Infrastructure Portfolio, solely in exchange for shares of Communications Equipment Portfolio (the "Reorganization"). The Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, Solicitation Letter, and Form of Proxy to be sent to shareholders of Networking and Infrastructure Portfolio. The Prospectus of Communications Equipment Portfolio dated April 29, 2008 included in this filing is the Prospectus filed by the trust on April 29, 2008 as Post-Effective Amendment No. 88 to its registration on Form N-1A (File No. 002-69972).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on May 19, 2009. It is expected that the Proxy Statement will be mailed to shareholders on or about March 23, 2009, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than March 1, 2009. Questions or comments regarding this filing should be directed to Jamie Plourde at (617) 563-1375.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Mary Campbell
Mary Campbell
Legal Product Group